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SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

CRAYFISH CO., LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

225226109

(CUSIP Number)

Mr. Tatsuo Shigeta Hikari Tsushin, Inc. 2-29-16, Nishi-Ikebukuro Toshima-ku, Tokyo 171-0021 Japan Tel: 81-3-5951-3673	with a copy to: Amar Budarapu Baker & McKenzie 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 (214) 978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21 (U.S.) and August 22 (Japan), 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225226109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hikari Tsushin, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,369

	8.	Shared Voting Power 642

	9.	Sole Dispositive Power 8,369

	10.	Shared Dispositive Power 642

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 87.8%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Included in this figure are the securities reported by HTC Partners, L.P. on a following cover page.

**                                  Included in this percentage is the percentage of securities reported by HTC Partners, L.P. on a following cover page.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hikari Power Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,369

	8.	Shared Voting Power 642

	9.	Sole Dispositive Power 8,369

	10.	Shared Dispositive Power 642

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 87.8%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Included in this figure are the securities reported by HTC Partners, L.P. on a following cover page.

**                                  Included in this percentage is the percentage of securities reported by HTC Partners, L.P. on a following cover page.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HTC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

This amendment (this “Amendment”) to the statement on Schedule 13D (the “Schedule 13D”) of Hikari Tsushin, Inc. relates to the acquisition by Hikari Tsushin, Inc., a corporation incorporated under the laws of Japan (“Hikari”) of 1,500 shares of common stock (the “Common Shares”), of Crayfish Co., Ltd., a corporation incorporated under the laws of Japan (the “Company”) from a significant shareholder of the Company, which occurred on August 21, 2003 in the United States and on August 22, 2003 in Japan (the “Acquisition”).

This Amendment amends the Schedule 13D filed on October 5, 2001 (the “Original Schedule 13D”), which relates to the acquisition by Hikari of 2,750 Common Shares of the Company pursuant to a public tender offer made exclusively in Japan (the “Offer”) during the period from September 5, 2001 through September 25, 2001.  The closing of the acquisition of Common Shares tendered in the Offer occurred on September 27, 2001.

We refer to the Original 13D as amended by this Amendment as the “Schedule 13D.”

Item 1.	Security and Issuer
The Schedule 13D relates to the Common Shares. The principal executive offices of the Company are located at 9th Floor, 2-49-7, Minami Ikebukuro, Toshima-ku, Tokyo 171-0022, Japan.

Item 2.	Identity and Background

(a) - (c); (f) This Schedule 13D, is being filed by Hikari, Hikari Power Ltd., a corporation organized under the laws of Japan (“Hikari Power”), and HTC Partners, L.P., a limited partnership organized under the laws of the Cayman Islands (“HTC” and, together with Hikari and Hikari Partners, the “Reporting Persons”).

The address of Hikari is 2-29-16, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021, Japan.  The address of Hikari Power is c/o Hikari Tsushin, Inc., 2-29-16, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021, Japan.  The address of HTC is c/o Maples & Calder; P.O. Box 309, George Town, Grand Cayman.

Each of the Reporting Persons is party to the Joint Filing Agreement (the “Joint Filing Agreement”) as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal business of Hikari is mobile communications business. The principal business of Hikari Power is administration of assets. The principal business of HTC is investments.

Attached as Schedule I hereto is a list of the directors and officers of Hikari, Hikari Power and HTC, Inc., the general partner of HTC, which contains the name and business address of each such person.  All such persons are citizens of Japan.

(d) - (e) During the last five years none of Hikari, Hikari Power, HTC or to the best of Hikari’s, Hikari Power’s or HTC’s knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (except traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Hikari paid a total of ¥427,500,000 for the Common Shares acquired through the Acquisition.  Hikari paid a total of ¥2,475 million for the Common Shares acquired through the Offer.  The source of funds for both the Acquisition and the Offer was the working capital of Hikari.

Item 4.	Purpose of Transaction

The purpose of the Acquisition was to increase Hikari’s holdings in the Company after being approached by the seller of the shares with an offer to purchase 1,500 Common Shares at market value.  Hikari believed the offer to purchase the shares in the Acquisition was attractive and therefore agreed to complete the Acquisition.

The purpose of the Offer was to promote efficient group management and a close sharing of business strategies between Hikari and the Company.  In addition, as a result of the Offer, Hikari increased its shareholding in the Company to a level sufficient to allow Hikari the power as a shareholder to pass, based on its vote alone, proposals under Japanese law requiring the approval of a two-thirds majority of shares present at a meeting of the Company’s shareholders.

In the Original Schedule 13D, Hikari reported the following in Item 4 with respect to the Offer:

“Subject to certain matters described below, it is currently expected that, initially following the Offer, the business and operations of the Company will generally continue as they are currently being conducted.  Hikari will continue to evaluate all aspects of the business, operations, capitalization and management of the Company and will take such further actions as it deems appropriate under the circumstances.

Hikari has considered and, depending upon market conditions and other factors, may at any time and from time to time consider:  (i) acquiring additional Common Shares or American Depository Receipts (“ADRs”) of the Company or other securities convertible or exchangeable therefore or disposing of Common Shares or ADRs or other securities convertible or exchangeable therefore in private transactions, open market purchases, tender offers or similar transactions; (ii) making market purchases of the ADRs or Common Shares; (iii) selling Common Shares in private or open market transactions; (iv) causing the Company to undergo liquidation; (v) causing the Company to sell its computer servers and/or other assets; (vi) causing the Company to change its management and/or corporate auditors; (vii) causing the Company to acquire and cancel its Common Shares and/or ADRs; (viii) causing the Company to consolidate its administrative and/or other divisions with counterpart divisions within Hikari; (ix) causing the ADRs to be delisted from the NASDAQ National Market; (x) causing the Company to terminate the registration of its ADRs and Common Shares under the Exchange Act (as defined below); (xi) causing the Company to give notice to The Bank of New York, as depositary under the Deposit Agreement (the “Deposit Agreement”) between Bank of New York, the Company and owners of ADRs to terminate the Deposit Agreement; (xii) effecting a share exchange (kabushiki kokan), the result of which would be that the Company would become a 100% subsidiary of Hikari; and (xiii) merging the Company into or with Hikari, a subsidiary or affiliate of Hikari, or another Japanese company.  Any such transactions or activities may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933 (the “Securities Act”), as amended, the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Japanese laws and regulations, and other applicable laws.”

Since the filing of the Original Schedule 13D, the Company has announced that it will delist its ADRs from the NASDAQ National Market and that it will terminate its ADR program.  With these exceptions, the information reported in Item 4 still accurately describes Hikari’s intentions with respect to the Common Shares it holds in the Company.

Except as described herein, none of Hikari, Hikari Power, HTC or, to the best of Hikari’s, Hikari Power’s or HTC’s knowledge, the persons named in Schedule I hereto, has any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving the Company or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or in any other material changes to the Company’s capitalization, dividend policy, corporate structure, business or composition of the board of directors of the Company or the management of Company.

Item 5.	Interest in Securities of the Issuer

(a)   Hikari owns 8,369 Common Shares, which represent approximately 81.51% of the Common Shares outstanding.(1) In addition, by virtue of its 100% ownership of HTC, Inc., the General Partner of HTC, Hikari may be deemed the beneficial owner of the 600 Common Shares owned by HTC, which represent approximately 5.84% of the Common Shares outstanding.  By virtue of its ownership of Call to Web, Inc., a corporation organized under the laws of Japan and a wholly-owned subsidiary of Hikari (“Call to Web”), Hikari may also be deemed the beneficial owner of 42 Common Shares owned by Call to Web, Inc., which represent approximately 0.4% of the Common Shares Outstanding.

By virtue of its 24.8% ownership interest in Hikari, Hikari Power may be deemed the beneficial owner of the Common Shares owned or deemed owned by Hikari, HTC and Call to Web.

(1)          In this Schedule 13D, calculations of percentages of the outstanding Common Shares are based on 10,267 Common Shares outstanding, as reported in the Company’s Notice of Convocation of the Extraordinary Meeting of Shareholders dated July 11, 2003.

Accordingly, Hikari and Hikari Power each may be deemed to be the beneficial owner of an aggregate of 9,011 Common Shares, which represent approximately 87.77% of the Common Shares outstanding.

(b)                                 Hikari currently has sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 8,369 Common Shares.  By virtue of its 24.8% ownership interest in Hikari, Hikari Power may be deemed to have sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 8,369 Common Shares owned by Hikari.  Together with HTC and Call to Web, Hikari and Hikari Power each currently may be deemed to have the shared power to vote or to direct the vote of, and the shared power to dispose or direct the disposition of, 600 Common Shares owned by HTC and 42 Common Shares owned by Call to Web.

The address of Call to Web is 2-49-7, Minami Ikebukuro, Toshima-ku, Tokyo 171-0022 Japan.  During the last five years Call to Web has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)                                  The Acquisition occurred on August 21, 2003 (U.S. time) and August 22, 2003 (Japan time), on which date Hikari purchased 1,500 Common Shares from SNFE MAC Japan Active Shareholder Fund L.P., a partnership organized in the Cayman Islands at a price of ¥285,000 per Common Share.  The Acquisition occurred in Japan.  The transfer of the Common Shares purchased in the Acquisition was effected through the ToSNet of the Tokyo Stock Exchange and was not memorialized in a written purchase agreement.

The Offer commenced on September 5, 2001 and closed on September 25, 2001.  The Offer was made for all Common Shares tendered up to a maximum of 2,750 Common Shares at an offering price of ¥900,00 per Common Share.  The Offer was made exclusively in Japan and was not made, directly or indirectly in or to the United States.  At the closing of the Offer, Hikari purchased 2,750 Common Shares.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of Hikari, Hikari Power or HTC or, to the best of Hikari’s, Hikari Power’s and HTC’s knowledge, the persons named in Schedule I hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1 Joint Filing Agreement, by and among Hikari Tsushin, Inc., Hikari Power Ltd. and HTC Partners, L.P., dated as of October 4, 2001, which was filed with the Original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2003

HIKARI TSUSHIN, INC.

By:	/s/ Yasumitsu Shigeta
Name: Yasumitsu Shigeta
Title: Representative Director

HIKARI POWER LTD.

By:	/s/ Yasumitsu Shigeta
Name: Yasumitsu Shigeta
Title: Director

HTC PARTNERS, L.P.

By:	HTC, Inc., its general partner

	By:	/s/ T. Nakamura
Name: Tatsuya Nakamura
Title: Director

SCHEDULE I

The following sets forth the names of the directors of Hikari (i) the name of each such person and (ii) the present principal occupation or employment of each such person.  Hikari is a entity organized under the laws of Japan.  The principal business address of Hikari and the current business address for each of its directors is 2-29-16, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021, Japan.

Name	Present principal occupation or employment and name of employer

Yasumitsu Shigeta	Representative Director, Chairman and Chief Executive Officer, Hikari Tsushin, Inc.

Takeshi Tamamura	Representative Director, President and Chief Operating Officer, Hikari Tsushin, Inc.

Koh Gidoh	Director and Chief Administrative Officer, Hikari Tsushin, Inc.

Hideki Yamagishi	Director, Hikari Tsushin, Inc.

Toshihiro Yamada	Director, Hikari Tsushin, Inc.

Kazuhiko Muraki	Director, Hikari Tsushin, Inc.

Koji Yamamoto	Director, Hikari Tsushin, Inc.

Hikari Power

Yasumitsu Shigeta is the sole director of Hikari Power.  Hikari Power is an entity organized under the laws of Japan that does not have any officers.  The principal business address of Hikari Power and the current business address for Mr. Shigeta is c/o Hikari Tsushin, Inc., 2-29-16, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021, Japan.  Mr. Shigeta’s present principal occupation is as Representative Director, Chairman and Chief Executive Officer of Hikari Tsushin, Inc.

HTC

HTC is a limited partnership formed under the laws of the Cayman Islands.  As such, it has no officers or directors.  Therefore, the following sets forth for each of the executive officers and directors of HTC, Inc., the general partner of HTC:  (i) the name of such person and (ii) the present principal occupation or employment of each such person.  The principal business address of HTC, Inc. and each of its officers and directors is 1-16-15, Minami-Ikebukuro, Toshima-ku, Tokyo 171-0022, Japan.

Name	Present principal occupation or employment and name of employer

Ryoji Kabaya, Director, President and Chief Executive Officer	Director, President and Chief Executive Officer, HTC, Inc.

Tadato Kataji, Managing Director	Managing Director, HTC, Inc.

Tatsuya Nakamura, Director	General Manager, Hikari Tsushin, Inc.

Tomoharu Kito, Managing Director	Managing Director, HTC, Inc.

Yoshiaki Nagai, Managing Director	Managing Director, HTC, Inc.